UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934

                             Jones Intercable, Inc.
                        --------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   480206-200
                        --------------------------------
                                 (CUSIP Number)

                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480206-200                    13D                        Page 2 of 13

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]


                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*
                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                                                             [ ]

================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                              Class A 12,782,500
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER

                                                              Class A 12,782,500
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 12,782,500
     ===========================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           35.3%
================================================================================
14.  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                        Page 3 of 13

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
     ===========================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                        Page 4 of 13


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                              Class A 12,782,500
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER

                                                              Class A 12,782,500
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 12,782,500
     ===========================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           35.3%
================================================================================
14.  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                        Page 5 of 13

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*
                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
     ===========================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                        Page 6 of 13

          This Amendment No. 2 amends the Schedule 13D filed on June 1, 1998, as amended by Amendment No. 1 on August 14, 1998, by Comcast Corporation (the
Schedule 13D, as so amended, is hereby referred to herein as the "Schedule 13D"), a Pennsylvania corporation ("Comcast"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Common Stock, par value $.01 per share ("Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company"), whose principal executive office is located at P.O. Box 3309, Englewood, Colorado 80155-3309.


          Capitalized terms used but not otherwise defined herein shall have the same meanings as in the Schedule 13D.

          This Amendment No. 2 is being filed by Comcast and Comcast Cable Communications, Inc., a Delaware corporation and a wholly owned subsidiary of Comcast ("Cable Communications"), to report the closing of the transactions described in the Schedule 13D. On April 7, 1999, Comcast acquired sole beneficial ownership of the Shares pursuant to the terms of the various agreements described in the Schedule 13D. Immediately upon receipt of the Shares, Comcast contributed the Shares to Cable Communications. On April 7, 1999, the Bylaws of the Company were amended to establish the size of the board of directors as a range from eight to thirteen directors. The board was then reconstituted so as to have eight directors. Pursuant to the agreements described in the Schedule 13D, on April 7, 1999, the following directors of the Company resigned: Robert E. Cole, Josef J. Fridman, James J. Krejci, James B. O'Brien, Raphael M. Solot, Robert Kearney, Howard O. Thrall, Siim Vanaselja, Sanford Zisman and Glenn R. Jones. In addition, Donald L. Jacobs resigned as a director elected by the holders of Class A Common Stock and was elected by the remaining directors as a director elected by the holders of Common Stock. The remaining directors elected the following persons to fill the vacancies created by such resignations: Ralph J. Roberts, Brian L. Roberts, John R. Alchin, Stanley Wang and Lawrence S. Smith. All of the newly elected directors, with the exception of Mr. Jacobs, are officers of Comcast. The following persons were appointed as executive officers of the Company: Ralph J. Roberts, Brian L. Roberts, Lawrence S. Smith, John R. Alchin and Stanley Wang.

Item 2. Identity and Background
--------------------------------------------------------------------------------
          Item 2 is hereby amended to read in its entirety as follows.

     (a) This Statement on Schedule 13D is filed by Comcast, a Pennsylvania corporation and Cable Communications, a Delaware corporation and a wholly owned subsidiary of Comcast. Lists of the directors and executive officers of Comcast and Cable Communications are attached hereto as Annex A and Annex B, respectively. All of the executive officers and directors of Comcast and Cable Communications are citizens of the United States, except John Alchin who is a citizen of Australia.

     (b) The address of Comcast's principal office is 1500 Market Street, Philadelphia, PA 19102-2148. The address of Cable Communications principal office is 1201 Market Street, Suite 2201, Wilmington, DE 19801.

CUSIP No. 480206-200                    13D                        Page 7 of 13

     (c) Comcast is principally engaged in the development, management and operation of broadband cable networks and in the provision of content through programming investments. Cable Communications is principally engaged in the development, management and operation of broadband cable networks.

     (d)-(e) Neither Comcast, Cable Communications, nor, to the best of their knowledge, any person named in Annex A or Annex B of this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds
--------------------------------------------------------------------------------

          Item 3 is hereby amended to read in its entirety as follows.

          Pursuant to the agreements described in Item 6 of the Schedule 13D, Comcast paid BCE Inc., as successor to BTH, $508,159,632.36 in cash and the Jones Entities $148,113,063.90 in cash. As described in Item 6 of the Schedule 13D, Comcast had previously paid the Jones Entities $50,000,000 in cash on August 12, 1999, pursuant to the terms of the Comcast/Jones Agreement. Comcast financed these payments through the use of working capital.

Item 4.  Purpose of Transaction
--------------------------------------------------------------------------------

          Item 4 is hereby amended to read in its entirety as follows.

     Comcast acquired the Shares (as defined in Item 5) as the result of having entered into the Amended and Restated Purchase and Sale Agreement and Comcast/Jones Agreement, both described in Item 6 of the Schedule 13D. Comcast entered into the Amended and Restated Purchase and Sale Agreement and the Comcast/Jones Agreement for the purpose of investing in, and obtaining control of shares of capital stock sufficient to elect a majority of the board of directors of, the Company. Comcast now owns a sufficient number of shares of Common Stock to elect 75% of the board of directors of the Company. Immediately upon receipt of the Shares, Comcast contributed the Shares to Cable Communications. On April 7, 1999, the Bylaws of the Company were amended to establish the size of the board of directors as a range from eight to thirteen, and the board was reconstituted so as to have eight directors. Pursuant to the agreements described in the Schedule 13D, on April 7, 1999, the following directors of the Company resigned: Robert E. Cole, Josef J. Fridman, James J. Krejci, James B. O'Brien, Raphael M. Solot, Robert Kearney, Howard O. Thrall, Siim Vanaselja, Sanford Zisman and Glenn R. Jones. In addition, Donald L. Jacobs resigned as a director elected by the holders of Class A Common Stock and was appointed as a director elected by the holders of Common Stock. The remaining directors elected the following persons to fill the vacancies created by such

CUSIP No. 480206-200                    13D                        Page 8 of 13

resignations: Ralph J. Roberts, Brian L. Roberts, John R. Alchin, Stanley Wang and Lawrence S. Smith. All of the newly elected directors, with the exception of Mr. Jacobs, are officers of Comcast. The following persons were appointed as executive officers of the Company: Ralph J. Roberts, Brian L. Roberts, Lawrence
S. Smith, John R. Alchin and Stanley Wang.

     The independent members of the Company's board of directors have approved Comcast and the Company entering into a management agreement under which Comcast will provide supervisory management services to the Company for a fee of 4.5% of the Company's gross revenues derived from cable systems.

     Comcast may, subject to applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Class A Common Stock or Common Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. Comcast has not determined whether it will acquire additional shares or fixed any number of shares of Class A Common Stock or Common Stock it might seek to acquire or any amount of money it may be willing to invest in the Company. Comcast is continuously evaluating the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and, may, at any time, decide to dispose of any or all of the Shares.

     Except as specifically described above, none of Comcast, Cable Communications, nor, to the best of Comcast's and Cable Communications' knowledge, any of the persons named on Annex A or Annex B of the Schedule 13D, has any plan or proposal which would relate to or would result in any of the following transactions:

     (a)  the acquisition or disposition of securities of the Company;

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

     (d) except as occurred on April 7, 1999, any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) other than the Management Agreement described above, any other material change in the Company's business or corporate structure;

     (g) any change in the Company's charter, by-laws or instruments corresponding thereto, other than as occurred on April 7, 1999, or any other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 480206-200                    13D                        Page 9 of 13

     (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

     Comcast intends periodically to review the Company's business affairs, financial position and prospects. Based on such review, and on general economic, industry and market conditions existing at the time, and on such other factors as it may determine to be relevant, Comcast may consider additional or alternative courses of action. Such actions may include the items specified in
(a) through (i) above or acquisitions of shares of Class A Common Stock or Common Stock through open market purchases or otherwise. There can be no assurance that Comcast will purchase any additional shares of Class A Common Stock or Common Stock.

Item 5.  Interest in Securities of Issuer
--------------------------------------------------------------------------------

          Item 5 is hereby amended to read in its entirety as follows.

     (a) Based upon the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission ("SEC"), Comcast believes that as of February 3, 1999, the Company had 36,226,476 shares of Class A Common Stock and 5,113,021 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast and Cable Communications are the beneficial owners of 12,782,500 shares of Class A Common Stock and 2,878,151 shares of Common Stock (the "Shares") (which represents approximately 35.3% and 56.3% of each class, respectively).

     (b) Comcast and Cable Communications have sole voting and dispositive power over the Shares.

     (c) Other than the purchase of the Shares on April 7, 1999, as described herein, no transactions in Class A Common Stock or Common Stock have been effected during the last sixty (60) days by Comcast, Cable Communications or, to the best of Comcast's and Cable Communications' knowledge, any director or executive officer of Comcast or Cable Communications.

     (d) Comcast and Cable Communications have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 7.  Materials to be filed as Exhibits
--------------------------------------------------------------------------------

          Item 7 is hereby amended to read in its entirety as follows.

CUSIP No. 480206-200                    13D                        Page 10 of 13


Exhibit 1: Purchase and Sale Agreement dated May 22, 1998 by and among Comcast, BTH, U.S. Cable and Intercable (Incorporated by Reference to the Schedule 13-D)

Exhibit 2:          Amendment to Option Agreements dated as of August 12,
                    1998, between Bank of New York, as successor agent to Morgan Guaranty Trust Company of New York, (as agent for BTH and Comcast) and the Jones Entities. (Incorporated by Reference to the Schedule 13D)

Exhibit 3: Amended and Restated Purchase and Sale Agreement dated as of May 22, 1998 and amended as of August 12, 1998 among BTH, U.S. Cable, Intercable, and Comcast. (Incorporated by Reference to the Schedule 13D)

Exhibit 4: Agreement dated as of August 12, 1998, among Comcast and the Jones Entities. (Incorporated by Reference to the Schedule 13D)

Exhibit 5: Agreement and Amendment No. 1 to Shareholders Agreement, entered into as of August 12, 1998, amending the Shareholders Agreement dated as of December 20, 1994, among the Company, the Jones Entities and BTH. (Incorporated by Reference to the Schedule 13D)

Exhibit 6           Joint Filing Agreement, dated April 8, 1999.

CUSIP No. 480206-200                    13D                        Page 11 of 13

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 8, 1999                           COMCAST CORPORATION

                                        By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Arthur R. Block
                                            Vice President



                                        COMCAST CABLE COMMUNICATIONS, INC.


                                        By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Arthur R. Block
                                            Vice President

CUSIP No. 480206-200                    13D                        Page 12 of 13
                                     Annex B

     Executive Officers and Directors of Comcast Cable Communications, Inc.

Name                       Position           Principal Occupation and Business   Principal Business in which such
                                              Address                             employment is conducted
-----------------          --------           ----------------------------------  ---------------------------------
Ralph J. Roberts           Executive          Chairman of the Board               Ownership and operation of cable
                           Officer and        Comcast Corporation                 television systems and broadband
                           Director           1500 Market Street                  communication services
                                              Philadelphia, PA

Julian A. Brodsky          Executive          Vice Chairman                       Ownership and operation of cable
                           Officer and        Comcast Corporation                 television systems and broadband
                           Director           1500 Market Street                  communication services
                                              Philadelphia, PA

Brian L. Roberts           Executive          President                           Ownership and operation of cable
                           Officer and        Comcast Corporation                 television systems and broadband
                           Director           1500 Market Street                  communication services
                                              Philadelphia, PA

Lawrence S. Smith          Executive Officer  Executive Vice President            Ownership and operation of cable
                                              Comcast Corporation                 television systems and broadband
                                              1500 Market Street                  communication services
                                              Philadelphia, PA

John R. Alchin 1           Executive Officer  Senior Vice President and           Ownership and operation of cable
                                              Treasurer                           television systems and broadband
                                              Comcast Corporation                 communication services
                                              1500 Market Street
                                              Philadelphia, PA

Stanley Wang               Executive Officer  Senior Vice President, Secretary    Ownership and operation of cable
                                              and General Counsel                 television systems and broadband
                                              Comcast Corporation                 communication services
                                              1500 Market Street
                                              Philadelphia, PA

__________________
1.   Citizen of Australia